SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 27, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated June 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   June 27, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673 Email: investors@TanzanianRoyaltyExploration.com Website: www.TanzanianRoyaltyExploration.com	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Tel: (604) 669-5598 Fax: (604) 669-8915

News Release -  June 27, 2006

Tanzanian Royalty Reports that Laboratory Probe Results Confirm the Presence of Diamondiferous Indicator Minerals in its Nzega and Igunga Pipes south of Mwadui

The Company is pleased to report that a range of diamondiferous kimberlite indicator minerals, including G10 and G3 garnets, have been identified in four kimberlite pipes on its Nzega and Igunga Project Areas in Tanzania.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “The continuing stream of positive diamond indicator mineral results from our exploration activities in Tanzania suggests the potential for new diamond discoveries there is very real indeed. We are currently pulling out all the stops to capitalize on the successes we have achieved to date”.

NZEGA PROJECT AREA

The Nzega Project Area is known to host diamondiferous kimberlite pipes immediately south of the Company’s prospecting licenses where small-scale mining activities are presently being carried out.

The two kimberlites discovered by the Company last year (See Dec. 8, 2005 News Release) are located about 15 kilometres north of these diamondiferous pipes. Visual results from Mineral Services in South Africa were received in March 2006 and they proved to be very encouraging (See April 03, 2006 news release). Visually identified grains from both kimberlites (NZ151K1 & K2) were subsequently submitted for mineral composition analysis, producing the encouraging results described below.

To view the discrimination plots associated with this analysis, please visit our website at: www.tanzanianroyalty.com

NZ151K2

GARNETS

A total of 156 garnet grains were submitted for electron microprobe analysis. Of this total, 34 are eclogitic garnets (G3) while the remainder are classified as G9 (lherzolitic) and megacrystic garnets as indicated in Figure 1a on the Company’s website.

Diamonds are generally of two types: peridotitic or "P-type" diamonds and eclogitic or "E-type" diamonds. The former crystallize within peridotitic source rocks in the Earth’s upper mantle and are enriched in chrome. On the other hand, E-type diamonds crystallize within eclogitic source rocks in the earth’s mantle that are essentially bi-minerallic. In addition to providing an environment for the generation of diamonds, peridotitic and eclogitic rocks are also the source of the indicator minerals that typically occur in kimberlites and are the object of indicator mineral sampling programs.

No G10 garnets were recovered from this pipe. Nonetheless, it is important to note that G3 garnets are equally as significant as G10 garnets. While G3 garnets are transported from an eclogitic source, G10 garnets are disaggregated from a peridotitic source. Garnet inclusions in eclogitic diamonds are characterized by high sodium (>0.07 wt% Na2O) enrichment and elevated titanium (Danchin and Wyatt, 1979; Gurney, 1984). G3 garnets with >0.07 wt% Na2O and TiO2 are defined as Group 1 eclogitic garnets which are commonly associated with diamonds.

NZ151K2 is mostly typified by Na2O ranging from 0.0 to 0.09 wt%, with group 2 eclogitic garnets dominating the population as indicated in Figure 1b on the Company’s website. A few grains fall within Group 1 eclogitic garnets, suggesting the possibility of diamonds occurring within the pipe.

ILMENITES

A total of 31 ilmenites were probed and all of them are kimberlitic in nature. Kimberlitic ilmenites are dominated by Mg-rich varieties (4 to 15 wt% MgO). Although the relationship between ilmenites and diamonds is not fully understood, the former are used to determine the diamond preservation potential (DPP) of the kimberlite.

Ilmenites with relatively high MgO and low Fe2O3 are considered to be indicative of reducing conditions in the parental magma. As reducing conditions prevent the oxidation of diamonds, kimberlites containing ilmenites with relatively high MgO and Cr2O3 contents are considered to have high diamond preservation potential.

Ilmenites from NZ151K2 are characterized by high MgO (4.79 to 14.76 wt%) contents and elevated Cr2O3 (0.08 - 3.84 wt%) as illustrated in Figure 1c on the Company’s website. Such a concentration predicts diamond preservation if diamonds were sampled by the kimberlite magma passing through the diamond stability field.

Based on these microprobe results, the NZ151K2 is most likely an eclogitic diamondiferous kimberlite that warrants further evaluation.

Fig(1a) CaO vs Cr2O3`plot	Fig(1b) Na2O vs TiO2`plot garnets

Fig. 1c MgO vs Cr2O3`plot

NZ151K1

This pipe is located approximately two kilometres north of NZ151K2. Unfortunately, only a few kimberlitic grains were recovered from this kimberlite, the majority of which were ilmenites.

ILMENITES

A total of 21 ilmenites were probed and all are kimberlitic. Ilmenites from NZ151K1 are characterized by high MgO (4.90 to 12.99wt %) contents and elevated Cr2O3 (0.0 - 3.56 wt %)

as illustrated in Figure 2 on the Company’s website. Such a concentration predicts diamond preservation if diamonds were sampled by the kimberlite.

Fig. 2  MgO vs Cr2O3`plot

Based on the ilmenite microprobe results, NZ151K1 has a high preservation potential if this kimberlite sampled a diamondiferous source. However, the lack of potential indicators such as chromites and garnets lowers the ranking of this particular kimberlite. G10 garnets were recovered about 400 metres west of this pipe during the Company’s initial stream sampling program. Due to its proximity to NZ151K2 and G10 garnets, further work including re-sampling has been proposed.

CONCLUSION – NZEGA KIMBERLITES

Based on the probed results from the two newly discovered kimberlites and the established presence of diamondiferous pipes in the area, the Nzega Project Area remains prospective for the discovery of diamondiferous kimberlites. Geotherm (thermal gradient) as well as micro diamond analysis are proposed to further constrain these results before bulk sampling is undertaken. The lack of mineral indicator grains from NZ151K1 precludes drawing a firm conclusion on the diamondiferous potential of this kimberlite. It is noteworthy, however, that G10 garnets were recovered during the initial loam sampling program although their source has not been defined by either NZ151K1 or NZ151K2. That being the case, more samples will need to be submitted for analysis.

IGUNGA PROJECT AREA

Two kimberlites were discovered in this area last year during the successful drilling program mentioned earlier. Visual results from Mineral Services were received in March 2006 and they were very encouraging (See April 03, 2006 news release). Samples submitted for micro-

probing from these two kimberlites (IG147K1 & K2) returned encouraging results as described below:

IG147K2

GARNETS

A total of 75 garnet grains were submitted for probing. Out of this total, four grains (5% of the total grains analyzed) are G10 garnets. The rest are G9 (lherzolitic) garnets as illustrated in Figure 3a on the Company’s website. In summary, this kimberlite sampled a depleted peridotitic source which may also indicate higher diamond contents.

ILMENITES

A total of 59 ilmenites were probed and all are kimberlitic ilmenites. Ilmenites from IG147K2 are characterized by high MgO (4.32 to 15.56 wt%) contents and elevated Cr2O3 (0.11 to 5.22 wt% ) as illustrated in Figure 3b on the Company’s website. Elevated values in MgO and Cr2O3 indicate good diamond preservation potential (Gurney (1984).

Based on all the probe results, the IG147K2 is most likely a diamondiferous kimberlite where most of the diamonds should have been preserved on their way to the surface. The mineral chemistry of this particular pipe warrants more work by the Company.

Fig. 3a Cao vs Cr2O3`plot

Fig. 3b MgO vs Cr2O3`plot

IG147K1

GARNETS

Two garnets were recovered from this kimberlite. These grains (one G9 and one G3) are not enough to assess the potential of the kimberlite with confidence. More samples are therefore needed.

CHROMITES

Like garnets, chromite xenocrysts are known to have formed co-genetically with diamonds. Potential chromites indicating a diamondiferous source have a chrome content ranging from 60 to 70 wt%  Cr2O3, with an average MgO concentration of 8 to 16 wt% and a TiO2 content of <0.7 wt%.

A total of 15 chromites were probed and are confirmed as kimberlitic chromites. Chromites from IG147K1 are characterized by MgO wt% ranging from 5.99 to 13.43 and Cr2O3 wt% content of 30.78 to 63.92 wt%. TiO2 ranges from 0.00 to 4.66 wt%. A few grains from this kimberlite plot in the diamond inclusion and intergrowth fields as illustrated in Figures 4a & b on the Company’s website. A few grains suggest the kimberlite sampled within the diamond stability field thereby upgrading this kimberlite.

Fig. 4a Mgo vs Cr2O3`plot	Fig. 4b TiO2 vs Cr2O3`plot

ILMENITES

A total of 61 ilmenites were probed and all are kimberlitic ilmenites. Ilmenites from IG147K1 are characterized by high MgO (7.87 to 15.16 wt%) contents and elevated Cr2O3 (0.0 to 3.9 wt%) as illustrated in Figure 5 on the Company’s website. A few grains are indicating elevated values in MgO and Cr2O3. This suggests moderate diamond preservation potential if diamonds were sampled from the first instance (Gurney, 1984).

Fig. 5 MgO vs Cr2O3`plot

CONCLUSION – IGUNGA PROJECT AREA

Based on the probed results from two kimberlites, the Igunga Project Area has the potential to host diamondiferous kimberlites.

Analysis

Mineral composition analysis was conducted by Mineral Services of South Africa.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration, M.Sc., University of Cape Town (1993), a registered scientist with SACNASP (Reg. No. 400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.